FIFTH AMENDMENT TO THE
INVESTMENT ADVISORY AGREEMENT

THIS FIFTH AMENDMENT dated as of the 28th day of December, 2019, to the Investment Advisory Agreement, dated as of September 6, 2012, as amended (the “Agreement”), is entered into by and between Managed Portfolio Series, a Delaware statutory trust (“Trust”) and Securian Asset Management, Inc., a Minnesota corporation (the “Adviser”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the Agreement to incorporate changes with respect to the investment advisory fees payable by the Securian AM Dynamic Managed Volatility Fund and Securian AM Managed Volatility Equity Fund; and

WHEREAS, Section 10 of the Agreement allows for its amendment by a written instrument executed by all of the parties.

NOW, THEREFORE, the parties agree to amend and restate Schedule A as attached hereto.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Fifth Amendment to be executed by a duly authorized officer, as applicable, on one or more counterparts as of the date set forth above.

MANAGED PORTFOLIO SERIES:

By:
Name:	Brian R. Wiedmeyer
Title:	President and Principal Executive Officer

SECURIAN ASSET MANAGEMENT, INC.:

By:
Name: Title:

SCHEDULE A
FUNDS AND FEES

Series of Managed Portfolio Series	Annual Fee Rate as a % of Current Net Assets
Securian AM Real Assets Income Fund	0.75%
Securian AM Dynamic Managed Volatility Fund	0.55%
Securian AM Managed Volatility Equity Fund	0.55%